UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tesla, Inc.

File No. 001-34756 - CF#37524

Tesla, Inc. submitted an application under Rule 24b-2 requesting extension of previous grants of confidential treatment for information it excluded from Exhibits to the filings listed below.

Based on representations by Tesla, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.3	10-Q	November 3, 2017	September 20, 2020
10.4	10-Q	November 3, 2017	September 20, 2020
10.44	10-K	February 23, 2018	September 20, 2020
10.46	10-K	February 23, 2018	September 20, 2020
10.3	10-Q	November 2, 2018	September 20, 2020
10.4	10-Q	November 2, 2018	September 20, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary